                               724 SOLUTIONS INC.
                          SUITE 702, 4101 YONGE STREET
                            TORONTO, ONTARIO M2P 1N6


                         MANAGEMENT INFORMATION CIRCULAR
           RELATING TO THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 31, 2000


                             SOLICITATION OF PROXIES

          THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF 724 SOLUTIONS INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") to be held on the 31st day of May, 2000, at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Management Information Circular and at any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail. The costs of the solicitation will be borne by the Corporation. Proxies may also be solicited personally by directors, officers or employees of the Corporation at nominal cost. This Management Information Circular and the accompanying proxy and Annual Report are expected to be first mailed to shareholders on or about May 1, 2000.

          UNLESS OTHERWISE INDICATED, INFORMATION CONTAINED HEREIN IS GIVEN AS OF APRIL 7, 2000 AND ALL DOLLAR AMOUNTS HEREIN ARE STATED IN UNITED STATES DOLLARS. Management knows of no matters to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

                      APPOINTMENT AND REVOCATION OF PROXIES

          The persons named in the enclosed form of Proxy are directors and/or officers of the Corporation. A shareholder desiring to appoint some other person to attend, act and vote for him or her and on his or her behalf at the Meeting and at any adjournments thereof may do so either by inserting such person's name in the blank space provided in the form of Proxy or by completing another proper form of Proxy and, in either case, delivering the completed Proxy to the Corporation c/o Montreal Trust Company of Canada, the Registrar and Transfer Agent of the Corporation, at 151 Front Street West, 8th Floor, Toronto, Ontario, M5J 2N1, Attention: Stock Transfer Department, or returning it by mail in the envelope provided for that purpose, in either case so that it is received by Montreal Trust Company of Canada at the above-noted office by no later than 5:00 p.m. (Toronto time) on Monday, May 29, 2000 or, in the case of any adjournment of the Meeting, by no later than 5:00 p.m. (Toronto time) on the second business day immediately preceding the date of such adjourned meeting.

          The Proxy must be signed by the shareholder, or by his or her attorney authorized in writing, as his or her name appears on the Corporation's register of shareholders. If the shareholder is a corporation, the Proxy must be executed by an officer or attorney thereof duly authorized.

          In addition to revocation in any other manner permitted by law, a Proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either:

     (A) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the Proxy is to be used; or

     (B) with the chairman of such meeting on the day of the Meeting, or any adjournments thereof.

          Upon either of such deposits, the Proxy is revoked.


                        EXERCISE OF DISCRETION BY PROXIES

          The persons named in the enclosed form of Proxy will vote or withhold from voting the shares in respect of which they are appointed on any ballot that may be called for in accordance with the direction of the shareholders appointing them and, if a shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED FOR ALL OF THE MATTERS REFERRED TO IN ITEMS (A), (B), (C), (D) AND (E) IN THE ACCOMPANYING PROXY, ALL AS STATED UNDER THE APPROPRIATE HEADINGS IN THIS MANAGEMENT INFORMATION CIRCULAR.

          THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS OF THE DATE OF THIS MANAGEMENT INFORMATION CIRCULAR, MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS NOT NOW KNOWN TO MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

                                  ANNUAL REPORT

          The consolidated financial statements of the Corporation for the fiscal year ended December 31, 1999, and the Auditors' Report thereon, will be placed before the Shareholders.

                                 THE CORPORATION

          The Corporation is engaged primarily in the business of developing and providing Internet infrastructure solutions to financial institutions that enable them to offer personalized and secure banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The 724 Solutions Financial Services Platform (the "724 Solutions FSP") enables consumers to access online banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers.

          The Corporation is the parent company of the following wholly-owned subsidiaries, through which it also carries on its business: 724 Solutions International SRL, 724 Solutions Corp., 724 Solutions (UK) Limited, 724 Solutions SRL Holdco Inc., YRLess Internet Corporation and Sapphire Merger Sub, Inc., which are corporations incorporated, or amalgamated in the case of YRLess Internet Corporation, under the laws of Barbados, the state of Delaware, the United Kingdom, the Province of Ontario, Canada and the State of California, respectively.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

          The authorized capital of the Corporation consists of an unlimited number of preference shares, issuable in series, and an unlimited number of common shares (the "Common Shares"). Shareholders of the Corporation (the "Shareholders") are entitled to exercise one vote in respect of each Common Share held. At all meetings of Shareholders, each Common Share entitles the registered holder thereof to one vote, which may be exercised in person or by proxy. Shares represented at the Meeting in person or by proxy will be counted toward the existence of a quorum notwithstanding their abstention or non-vote on certain matters. Abstentions and non-votes with respect to a particular proposal will not be counted toward the total number of votes cast, however, in determining whether such proposal receives the necessary approval.

          As at April 7, 2000, the Corporation had outstanding 36,491,258 Common Shares, each carrying the right to one vote. No preference shares have been issued.

          The Corporation has fixed April 25, 2000 as the record date (the "Record Date") for Shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the BUSINESS CORPORATIONS ACT (Ontario) (the "Act"), the Corporation will prepare a list of Shareholders as at the close of business on the Record Date. In accordance with the voting rights attaching to the Common Shares, each Shareholder named in the list will be entitled to vote the shares shown opposite his or her name on the said list, except to the extent that: (i) the Shareholder has transferred any of his or her Common Shares after the Record Date; and (ii) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns the shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of Shareholders before the Meeting, in which case the transferee will be entitled to vote his or her shares at the Meeting. The failure of a Shareholder to receive the Notice of Meeting does not deprive him or her of the right to vote at the Meeting.

          To the knowledge of the directors and officers of the Corporation, as at April 7, 2000, the only shareholders of the Corporation beneficially owning or exercising control or direction over more than 10% of the Common Shares of the Corporation are as follows:


                                                       TYPE OF OWNERSHIP     NUMBER OF COMMON
                NAME OF SHAREHOLDER                                               SHARES          PERCENT OF CLASS
-----------------------------------------------------  -------------------  -------------------  -------------------
                                                          Beneficially          8,000,000              21.9%
Gregory Wolfond 1                                       and/or Exercise
Toronto, Ontario                                         of Control and
                                                           Direction
Sonera Corporation 2                                      Beneficially          6,400,000              17.5%
Helsinki, Finland

Citigroup Inc. 3                                          Beneficially          6,400,000              17.5%
New York, NY


Notes:

1. These shares are held of record by Blue Sky Capital Corporation (4,000,000 Common Shares) and 1319079 Ontario Inc. (4,000,000 Common Shares), which are privately-held entities of which Mr. Wolfond is the majority shareholder or has the sole power to vote and direct the disposition of the shares of the Corporation owned by such entities.
2. These shares are held of record by SmartTrust Holding B.V., a subsidiary of Sonera Corporation.
3. These shares are held of record by Citicorp Strategic Technology Corporation, a subsidiary of Citigroup Inc.

             AMENDMENT TO THE ARTICLES OF THE CORPORATION WITH RESPECT TO
                         THE MINIMUM NUMBER OF DIRECTORS

          Currently, the Articles of the Corporation provide for a board of directors consisting of a minimum of one director and a maximum of twenty directors. Under the Act, OFFERING CORPORATIONS (a term which includes corporations whose shares are listed on The Toronto Stock Exchange) are required to have a minimum of three directors. The Corporation currently has nine directors. The Shareholders are being asked to approve a special resolution amending the Articles of the Corporation such that the minimum number of directors is three. The purpose of this amendment is to conform the Articles of the Corporation to the requirements of the Act, given that the Corporation is an offering corporation. In order to be effective, the proposed special resolution must be passed by a majority of not less than two-thirds of the votes cast at the Meeting by Shareholders who vote in respect of this resolution, in person or by proxy. The text of the resolution with respect to this matter to be passed by Shareholders as a special resolution is set out in Schedule "A" to this Management Information Circular. Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR this special resolution.

                      DETERMINATION OF NUMBER OF DIRECTORS

          The Corporation currently has nine directors. The Corporation has undertaken, as a condition of listing on The Toronto Stock Exchange (the "TSE") and on the Nasdaq National Market ("NASDAQ"), to cause the election of two additional "independent" directors to the Corporation's board of directors (the "Board of Directors") by June 9, 2000.

          This undertaking was required, in part, as a result of recent amendments to NASDAQ's listing requirements, which, as of December 14, 1999, require each listed company to have at least two "independent" directors. NASDAQ's rules also currently require that the majority of a listed company's audit committee consist of "independent" directors. NASDAQ granted the Corporation until June 9, 2000 to comply with these requirements. The amendments to NASDAQ's rules specify the types of relationships that disqualify a director from being considered "independent". In summary, a director will NOT be considered "independent" if, among other things, he or she has:

      (a) been employed by the listed company or its affiliates in the current or past three years;

      (b) accepted any compensation from the listed company or its affiliates in excess of $60,000 during the previous fiscal year (except for board service, retirement plan benefits, or non-discretionary compensation);

      (c) an immediate family member who is, or has been in the past three years, employed by the listed company or its affiliates as an executive officer;

      (d) been a partner, controlling shareholder or an executive officer of any for-profit business to which the listed company made, or from which it received, payments (other than those which arise solely from investments in the listed company's securities) that exceed five percent of the organization's consolidated gross revenues for that year, or $200,000, whichever is greater, in any of the past three years; or

      (e) been employed as an executive of another entity where any of the listed company's executive officers serve on that entity's compensation committee.

          NASDAQ also amended its audit committee listing standards. Companies that applied for listing on or before December 14, 1999, such as the Corporation, are given until June 14, 2000 to adopt a written audit committee charter and until June 14, 2001 to meet the new audit committee structure and membership requirements. According to these new audit committee structure and membership requirements, the Corporation's Audit Committee will be required, by June 14, 2001, among other things, to have a minimum of three members and be comprised solely of independent directors who are able to read and understand financial statements. In addition, at least one director will be required to have past employment experience in finance or accounting, professional certification in accounting (or other comparable experience) including a current or past position as chief executive or chief financial officer (or other officer with financial oversight responsibilities). The Corporation has adopted a formal audit committee charter and will meet the balance of NASDAQ's audit committee requirements in two steps: (i) if Holger Kluge, Heather Reisman and Barry Reiter are elected to the Board of Directors (see "Election of Directors"), the Corporation will reconstitute its audit committee in order to meet NASDAQ's interim requirement that each listed company have at least two independent directors and comply with its undertaking to do so by June 9, 2000; and (ii) management of the Corporation will work with the Corporate Governance Committee of the Board of Directors and the Audit Committee in order to comply with all of NASDAQ's new audit committee structure and membership requirements, which apply to all companies listed on NASDAQ, by June 14, 2001.

          In order to satisfy the undertaking given to the TSE in connection with the Corporation's initial public offering, the Corporation similarly has to appoint two "independent" directors who are: (i) not an officer, employee or consultant of the Corporation; (ii) not an employee, consultant, director or officer of an entity which directly or indirectly holds more than 5% of the issued and outstanding common shares of the Corporation on a fully-diluted basis; and (iii) free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with such person's ability to act with a view to the best interests of the Corporation. As part of its undertaking given to the TSE, the Corporation also must ensure that one of the two independent directors has had prior experience as a director of a listed company.

          Accordingly, in order to comply with NASDAQ's independent director and audit committee listing standards and with the Corporation's undertakings to both NASDAQ and the TSE, the Shareholders are being asked to approve a special resolution fixing the number of directors, and the number of directors to be elected at the Meeting, at 12 (an increase from the current nine directors) and empowering the directors to determine, from time to time, by resolution the number of directors between the minimum and the maximum set out in the Articles of the Corporation. The purpose of the special resolution is to provide flexibility for the Corporation to add additional qualified individuals to the Board of Directors without having to wait for a shareholders' meeting or having to convene a shareholders' meeting for the purpose of adding the additional board member(s). This added flexibility will also permit the Corporation to add additional independent directors who will be appointed to the Audit Committee in order to comply with NASDAQ's audit committee membership requirements discussed briefly above.

          In order to be effective, the proposed special resolution must be passed by a majority of not less than two-thirds of the votes cast at the Meeting by Shareholders who vote in respect of this resolution, in person or by proxy. The text of the resolution with respect to this matter to be passed by Shareholders as a special resolution is set out in Schedule "B" to this Management Information Circular. Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR this special resolution.

             AMENDMENTS TO THE CORPORATION'S 2000 STOCK OPTION PLAN

          As of February 2, 2000, the date on which the Corporation's initial public offering closed, options to purchase approximately 3,000,000 Common Shares under the Corporation's Canadian Stock Option Plan and U.S. Stock Option Plan (the "Pre-IPO Plans") were outstanding. See "Executive Compensation-Stock Option Plans" for a description of the Corporation's stock option plans.

          The Corporation's 2000 Stock Option Plan (the "2000 Plan") currently provides that options may be granted in respect of a maximum of 2,000,000 Common Shares which may be reserved for issuance under the 2000 Plan (subject to any adjustment to this number pursuant to the terms of the 2000 Plan). At the time of the Corporation's initial public offering, it was felt that this number would be sufficient for the first year and a half following the initial public offering and that any required increase could be tabled at the 2001 Annual Meeting of the Shareholders (the "2001 Meeting"). However, current circumstances suggest that an increase in the maximum number of Common Shares reserved for issuance under the 2000 Plan will be necessary prior to the 2001 Meeting.

          As of April 24, 2000, options to purchase 393,800 Common Shares under the 2000 Plan have already been granted by the Corporation to approximately 85 employees who have commenced employment with the Corporation or its subsidiaries since the initial public offering. The Corporation continues to hire employees on a weekly basis and anticipates that this hiring trend will continue and increase during the next year. The Corporation has completed one acquisition and has announced a pending acquisition, each of which require that options be granted to the employees of the new affiliate. As well, the Corporation wishes to pursue additional acquisitions prior to the 2001 Meeting, which will likely involve granting options to additional employees. The Corporation also foresees hiring several senior executives to build the Corporation's management team and is aware that high profile, experienced, software industry executives typically expect to receive attractive compensation packages, which include significant option grants. Stock option grants are an important element of the Corporation's compensation policies and enable the Corporation to attract and retain the most qualified and motivated workforce possible in light of the highly competitive global environment in which the Corporation operates. By being able to offer employment packages which contain attractive stock option grants, the Corporation is able to grow its business in a manner that ties its employees to its future success, while conserving cash resources which might otherwise have been paid through higher salaries.

          Under the current circumstances, the Corporation anticipates that it will likely fully utilize the aggregate number of options that may currently be granted under the 2000 Plan before the 2001 Meeting. This would require the Corporation to convene an early meeting of the shareholders, at significant cost and with the resulting distraction to management. The Corporation's business plans contemplate significant growth and a suspension of the Corporation's new hire program would significantly impact its business operations and its ability to pursue acquisitions or complete then pending acquisitions.

          The TSE and NASDAQ rules require that Shareholder approval be obtained in order to increase the maximum number of Common Shares reserved for issuance under the 2000 Plan. Accordingly, the Shareholders are being asked to approve an amendment to the 2000 Plan whereby the maximum number of Common Shares to be reserved for issuance under the 2000 Plan will be increased by 1,800,000 Common Shares (the "Proposed Amendment").

          If all outstanding options issued under the Pre-IPO Plans and under the 2000 Plan (assuming the Proposed Amendment was approved) were exercised, the total number of Common Shares that would be issued represents, on a pre-issuance basis, approximately 18.6% of the Corporation's issued and outstanding share capital as at April 7, 2000 (15.7% on a when-issued basis). It is anticipated, however, that the 2000 Plan, as amended, would not be fully exhausted until the end of fiscal 2001.

According to a study completed by a renowned employee benefits consultant, many of the Corporation's peer group of North American software companies, including its principal competitors, have option overhangs (i.e., total options outstanding plus options authorized but unissued, divided by total shares issued and outstanding) ranging between 13% (peer group median) and 24.5% (peer group 75th percentile). With a total overhang of 18.6%, the Corporation's stock option plans would be within this range. According to this study, the Corporation's option burn rate (i.e., options granted in the particular fiscal year, divided by total Common Shares issued and outstanding at the end of the fiscal year) and the individual option grant levels were also in line with industry standards.

          In light of the circumstances discussed above, the Board of Directors approved the Proposed Amendment on April 25, 2000, subject to regulatory and Shareholder approval. The TSE has approved the Proposed Amendment, subject to the Corporation receiving Shareholder approval. NASDAQ's rules only require that the Proposed Amendment be approved by the Shareholders. In order to be effective, the proposed resolution must be passed by a majority of the votes cast at the Meeting by the Shareholders who vote in respect of this resolution, in person or by proxy. The Board of Directors has determined that the Proposed Amendment is in the best interests of both the Corporation and its Shareholders, and unanimously recommends that the Shareholders vote in favour of this resolution. Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR this resolution.

                              ELECTION OF DIRECTORS

          At the date of this Management Information Circular, the Articles of the Corporation provide for a flexible number of directors, subject to a minimum of one and a maximum of twenty. The Corporation has nine directors whose terms of office all expire at the Meeting, subject to the provisions of the Act. Assuming approval of the resolution fixing the number of directors, and the number of directors to be elected at the Meeting, at 12, the Shareholders will be asked to elect 12 directors. A MAJORITY OF THE BOARD OF DIRECTORS AND OF EVERY COMMITTEE OF DIRECTORS MUST BE RESIDENTS OF CANADA WITHIN THE MEANING GIVEN TO SUCH TERM IN THE ACT. PURSUANT TO THE CORPORATION'S UNDERTAKINGS TO THE TSE AND NASDAQ, AS DISCUSSED ABOVE, AT LEAST TWO INDIVIDUALS WHO SATISFY BOTH EXCHANGES' "INDEPENDENCE" REQUIREMENTS MUST BE ELECTED TO THE BOARD OF DIRECTORS.

          The persons named in the enclosed form of proxy intend to vote FOR the election of the proposed nominees whose names are set forth in the table below. With the exception of Holger Kluge, Heather Reisman and Barry Reiter, the proposed nominees are all now members of the Board of Directors and have been since the years indicated. If the Shareholders approve the special resolution fixing the number of directors at 12, management will propose Mr. Kluge, Ms. Reisman and Mr. Reiter as nominees for election to the Board of Directors.

          Mr. Kluge was President, Personal and Commercial Bank, CIBC from 1990 until he retired in May 1999. Mr. Kluge joined CIBC in 1959 and held various management positions in the CIBC branch system in Canada and in corporate and international banking in Singapore, Japan and Hong Kong. In 1981, he was appointed Vice President, Asia-Pacific operations; and, in 1984, he returned to Canada as Senior Vice President responsible for international operations. In 1990, Mr. Kluge was appointed as CIBC's President, Individual Bank, where he was responsible for retail and private banking operations worldwide. CIBC's Individual Bank division was renamed Personal and Commercial Bank in 1993 to more accurately reflect the unit's responsibilities. Mr. Kluge is a director of CIBC West Indies Holdings Limited, CEF Holdings Limited and T.A.L. Global Asset Management Inc. His current directorships include Husky Oil Ltd. (an oil and gas company), Vlinx.com (an e-commerce venture), Tom.com Limited (a start-up internet portal for China) and Prologic Corp. (a developer of software solutions for the global financial services industry). Mr. Kluge is Chairman and a director of the Corporate Council on Youth in the Economy, as well as Vice Chairman of the Canadian Bankers'

Association. Mr. Kluge satisfies both the TSE's and NASDAQ's independent director requirements, and also satisfies the TSE's requirement that one of the two "independent" directors to be added to the Board of Directors must have had experience as a director of a listed company.

          Ms. Reisman is President, Chair and Chief Executive Officer of Indigo Books and Music, Inc. Prior to starting Indigo Books and Music, Inc. in 1996, she was President of Cott Corporation, a leading supplier of quality retailer-branded beverages. Ms. Reisman, a past Governor of the TSE and of McGill University, is currently a member of the board of Rogers Cable Inc. (an entertainment, information and communication services company), Chair of the board of Vincor International Inc. (an international wine company) and an Officer and member of the Executive Committee of Mount Sinai Hospital. Ms. Reisman satisfies both the TSE's and NASDAQ's independent director requirements, and also satisfies the TSE's requirement that one of the two "independent" directors to be added to the Board of Directors must have had experience as a director of a listed company.

          Mr. Reiter has been a corporate/commercial and technology lawyer at Torys (an international law firm) since 1982, and he is Chairman of the Torys Technology Group. He is currently Chairman of Algorithmics Inc. and Battery Technologies Inc., and a director of Alliance Atlantis Communications Inc., Efos Inc., Lorus Therapeutics Inc. and Telepanel Systems Inc. Prior to joining Torys, Mr. Reiter was a law professor at the Faculty of Law, University of Toronto. Mr. Reiter satisfies both the TSE's and NASDAQ's independent director requirements, and also satisfies the TSE's requirement that one of the two "independent" directors to be added to the Board of Directors must have had experience as a director of a listed company.

          Proxies conferring authority to vote for the election of those individuals to be nominated by management will be voted FOR the election of all of the proposed nominees in the absence of directions from the Shareholders granting such proxies to withhold from voting for one or more proposed nominee(s). Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the form of proxy accompanying this Management Information Circular confers on the persons named in the proxy the right to vote for another nominee in their discretion. In the election of directors, the nine or, if the Shareholders approve the proposed increase in the number of directors, 12 nominees receiving the highest number of affirmative votes in respect of the Common Shares present or represented and voting (in person or by proxy) on the election of directors at the Meeting, shall be elected as directors. Each director will hold office until the next annual election of directors or until his or her successor is elected, unless his or her office is earlier vacated.

          The Corporation's Board of Directors does not have an executive committee. It is required to have an audit committee. The members of the Audit Committee are Lloyd F. Darlington, James D. Dixon and Kerry McLellan. Assuming that the shareholders approve the election of the proposed new independent directors, the Board of Directors intends to reconstitute the Audit Committee in a manner that will comply with: (i) NASDAQ's interim audit committee listing requirement outlined above; and (ii) the TSE Corporate Governance Guidelines, which are described in the "Corporate Governance" section herein. See the "Corporate Governance" section herein for a more detailed discussion of the Audit Committee, as well as a discussion of the Board of Directors' other committees.

          The following table sets forth the name of each person proposed to be nominated for election to the Board of Directors at the Meeting, all positions and offices of the Corporation currently held by him or her, his or her principal occupation or employment at present (and for the five preceding years for directors not previously elected by the Shareholders at a shareholders' meeting) and the number of Common Shares beneficially owned, or over which control or direction is exercised, as of April 7, 2000:

                                                                                                   COMMON SHARES
                                                                                                 BENEFICIALLY OWNED
                                                                                                  OR OVER WHICH
                                                                                   YEAR             CONTROL OR
  NAME AND POSITION WITH                                                           BECAME          DIRECTION IS
        CORPORATION                          PRINCIPAL OCCUPATION                  DIRECTOR        EXERCISED(1)
---------------------------- ----------------------------------------------------- ----------- ---------------------
GREGORY WOLFOND              Chairman and Chief Executive Officer of the              1997        8,000,000 (2)
Chairman and Chief           Corporation since April 1998 and September 1997,
Executive Officer            respectively.  Mr. Wolfond founded Footprint
                             Software Inc. (a financial services software
                             company) in 1987.  IBM Canada Ltd. purchased
                             Footprint Software Inc. in May 1995, and Mr.
                             Wolfond continued to serve as Chief Executive
                             Officer of Footprint Software Inc. until July 1997,
                             when he co-founded the Corporation.

CHRISTOPHER ERICKSON         President and General Counsel of the Corporation         1998         335,332 (3)
President,  General          since July 1997 and Secretary since April 1998.
Counsel, Secretary and       Mr. Erickson was a corporate/commercial and
Director                     technology lawyer at Fasken, Campbell, Godfrey (a
                             Canadian law firm) from 1994 to July 1997 and
                             President of Cygnus Computer Associates Ltd. (a
                             software engineering firm) from January 1989 to
                             July 1997.

ANDRE BOYSEN                 Chief Technology Officer of the Corporation since        1998          333,332(4)
Chief Technology Officer     August 1998.  Mr. Boysen was Chief Technology
and Director                 Officer of Footprint Software Inc. (a financial
                             services software company) from March 1996 to March
                             1998 and was Chief Executive Officer of Footprint
                             Software Inc.'s Asia-Pacific operations between
                             1994 and 1996.

KERRY McLELLAN               Chief Operating Officer of the Corporation since         1999          233,332(5)
Chief Operating Officer      June 1999.  Dr. McLellan was Executive
and Director                 Vice-President, Strategy of the Corporation from
                             August 1998 to May 1999.  Since 1995, Dr. McLellan
                             has also been President of Melansons Waste
                             Management and of Ready John Inc. (both waste
                             disposal companies).

LLOYD F. DARLINGTON          Chief Technology Officer and General Manager of          1998              -
Director                     Bank of Montreal (a Canadian chartered bank) since
                             May 1996.  Mr. Darlington is also a director of
                             Cebra Inc. (an electronic commerce subsidiary,
                             wholly-owned by Bank of Montreal) and of Symcor
                             Inc. (a payment processing corporation).  Mr.
                             Darlington was Executive Vice-President, Operations
                             of Bank of Montreal from 1989 to 1996.

MARTIN A. STEIN              President of Sonoma Mountain Ventures L.L.C. (a          1998          70,000(6)
Director                     consulting company he founded) since October 1998,
                             as well as a partner in RSA Ventures (a consulting
                             and venture capital company) since 1999.  Mr. Stein
                             was Vice-Chairman of Technology and Operations of
                             Bank of America Corporation from June 1990 to
                             October 1998.


                                                                                                   COMMON SHARES
                                                                                                 BENEFICIALLY OWNED
                                                                                                  OR OVER WHICH
                                                                                   YEAR             CONTROL OR
  NAME AND POSITION WITH                                                           BECAME          DIRECTION IS
        CORPORATION                          PRINCIPAL OCCUPATION                  DIRECTOR        EXERCISED(1)
---------------------------- ----------------------------------------------------- ----------- ---------------------
JAMES D. DIXON               Executive of BankofAmerica.com, a subsidiary of          1999            5,000
Director                     Bank of America, since February 2000.  Mr. Dixon
                             was Group Executive of Bank of America Technology
                             and Operations, a subsidiary of Bank of America,
                             from September 1998 to February 2000. Mr. Dixon was
                             President of NationsBank Services, Inc., a
                             subsidiary of NationsBank Corporation, from 1992
                             until the 1998 merger of NationsBank Corporation
                             and Bank of America Corporation.

HARRI VATANEN                Founder and President of Sonera SmartTrust (a            1999              -
Director                     wireless e-commerce security company) and Senior
                             Vice President of Sonera Corporation (a
                             telecommunications company), formerly Telecom
                             Finland Ltd. Mr. Vatanen has worked in the
                             telecommunications industry for more than 15 years.
                             Prior to joining Sonera, Mr. Vatanen worked at a
                             communications services management consulting
                             company. Prior to working as a consultant, he
                             worked for Nokia Datacommunications in the product
                             development and international sales and marketing
                             departments as a development manager of future
                             projects.

ALAN YOUNG                   Vice President, Access Devices and Distribution          1999            3,846
Director                     Technologies for e-Citi, a division of Citigroup
                             Inc. (a diversified holding company), since March
                             1998.  Mr. Young was Vice-President of Engineering
                             of Viacom Inc. (an international entertainment and
                             media company) from March 1995 to March 1998.
                             Prior to March 1995, Mr. Young was an executive of
                             MTV Networks (a multimedia corporation).

HOLGER KLUGE                 Mr. Kluge was President, Personal and Commercial         N/A               -
Proposed Nominee             Bank of CIBC from 1990 until he retired in May
                             1999. Mr. Kluge was named President, Individual
                             Bank of CIBC in 1990 and was responsible for retail
                             and private banking world-wide. CIBC's Individual
                             Bank was renamed Personal and Commercial Bank in
                             1993 to more accurately reflect the unit's
                             responsibilities. Mr. Kluge's current directorships
                             include Husky Oil Ltd. (an oil and gas company),
                             Vlinx.com (an e-commerce venture), Tom.com limited
                             (a start-up internet portal for China) and Prologic
                             Corp. (a developer of software solutions for the
                             global financial services industry).

HEATHER REISMAN              President, Chair and Chief Executive Officer of          N/A               -
Proposed Nominee             Indigo Books and Music, Inc. since 1996.  Prior to
                             starting Indigo Books and Music, Inc. in 1996, Ms.
                             Reisman was President of Cott Corporation (a soft
                             drink manufacturer).  Ms. Reisman is currently a
                             member of the board of Rogers Cable Inc. (an
                             entertainment, information and communication
                             services company), Chair of the board of Vincor
                             International Inc. (an international wine company)
                             and  an Officer and member of the Executive
                             Committee of Mount Sinai Hospital.


                                                                                                   COMMON SHARES
                                                                                                 BENEFICIALLY OWNED
                                                                                                  OR OVER WHICH
                                                                                   YEAR             CONTROL OR
  NAME AND POSITION WITH                                                           BECAME          DIRECTION IS
        CORPORATION                          PRINCIPAL OCCUPATION                  DIRECTOR        EXERCISED(1)
---------------------------- ----------------------------------------------------- ----------- ---------------------
BARRY REITER                 Corporate/commercial and technology lawyer at Torys      N/A               -
Proposed Nominee             (an international law firm) since 1982, and he is
                             Chairman of the Torys Technology Group.  Mr. Reiter
                             is also currently Chairman of Algorithmics Inc. and
                             Battery Technologies Inc., and a director of
                             Alliance Atlantis Communications Inc., Efos Inc.,
                             Lorus Therapeutics Inc. and Telepanel Systems Inc.
                                                -------------------


Notes:

1. The information as to Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the proposed nominees.
2. See "Voting Shares and Principal Shareholders Thereof" for details of Common Shares owned or controlled by entities related to Mr. Wolfond.
3. Includes 333,332 Common Shares issuable upon the exercise of options that are presently vested or that vest prior to June 7, 2000.
4. Includes 333,332 Common Shares issuable upon the exercise of options that are presently vested or that vest prior to June 7, 2000.
5. Includes 173,332 Common Shares issuable upon the exercise of options that are presently vested or that vest prior to June 7, 2000.
6. Includes 68,000 Common Shares issuable upon the exercise of options that are presently vested or that vest prior to June 7, 2000.

          As at April 7, 2000, the directors and officers of the Corporation, as a group, together with members of their respective families and entities related to them, directly or indirectly, owned of record or beneficially, or exercise control or direction over, an aggregate of 8,141,846 Common Shares (representing approximately 22.3% of the outstanding Common Shares) and options for the purchase of a total of 917,996 Common Shares are presently vested, or will vest prior to June 7, 2000, in the directors and officers. In addition, as at April 7, 2000, the directors and officers of the Corporation held stock options in respect of an aggregate of 783,004 Common Shares, which have not yet vested. If all such securities were exercised, such persons would own an additional 1,701,000 Common Shares and would hold, on a when-issued basis, 25.8% of the outstanding shares.

                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE

          The Compensation Committee of the Corporation is responsible for reviewing and making recommendations to the Board of Directors concerning the terms of the compensation packages provided to senior executive officers, including salary, bonus and awards under any new compensation plans that the Corporation may adopt in the future. The Compensation Committee also supervises the Stock Option Committee's administration of the Corporation's new "2000 Stock Option Plan" and establishes guidelines for the Stock Option Committee with respect to the granting of options to employees and consultants of the Corporation and its affiliates.

          The members of the Compensation Committee are Gregory Wolfond (Chairman and Chief Executive Officer), Martin A. Stein (Director), Alan Young (Director), Christopher Erickson (President, General Counsel, Secretary and Director) and Kerry McLellan (Chief Operating Officer and Director). If the Shareholders approve the election of Holger Kluge, Heather Reisman and Barry Reiter to the Board of Directors, the Board of Directors intends to reconstitute the Compensation Committee in a manner that will comply with the TSE Corporate Governance Guidelines, which are described in the "Corporate Governance" section herein. See the "Corporate Governance" section for a more detailed discussion of the Compensation Committee, as well as a discussion of the Board of Directors' other Committees.

REPORT ON EXECUTIVE COMPENSATION

          The executive compensation policies of the Corporation have been designed to attract, motivate and retain the key talent necessary for the Corporation to be successful in the highly competitive business environment in which it operates. Such policies have been designed to recognize and reward individual performance and provide compensation levels which are competitive with Canadian and U.S. companies of comparable size and type and which face similar operating and financial issues.

          The Compensation Committee's policy is to offer the Corporation's executive officers competitive compensation opportunities based on overall Corporation performance, individual contribution to the financial success of the Corporation, and their personal performance in helping to build the Corporation and position it for long term growth. In making its determinations, the Compensation Committee also considers reports from independent professional compensation advisors. The compensation for the Chief Executive Officer and certain other executive officers of the Corporation is decided in accordance with these compensation policies and with consideration to the employment agreements entered into by them with the Corporation.

          The key components of each executive officer's compensation package are: (i) base salary; (ii) short-term compensation incentives; and (iii) long-term compensation incentives.

BASE SALARY

          Executives' salaries and benefits are intended to approximate median competitive levels for similar positions in comparable Canadian and U.S. software companies. Consideration is given by the Compensation Committee to the particular executive officer's experience, personal performance, leadership, contribution to the Corporation generally and achievement of annual specific objectives.

SHORT-TERM COMPENSATION INCENTIVES

          Certain executive officers receive a portion of their annual compensation in the form of bonuses. Bonuses are subject to achieving certain annual operating targets and are subject to the executive's overall contribution and performance.

LONG-TERM COMPENSATION INCENTIVES

          The Corporation's long-term incentive compensation for executive officers is provided through grants of stock options through the Corporation's stock option plans. See "Stock Options" below for details regarding the various plans. The Corporation's stock option plans are administered by the Stock Option Committee of the Board of Directors of the Corporation, subject to option grant guidelines being developed by the Compensation Committee. The number of stock options granted is based on each individual's salary range and responsibility, and takes into account the number and terms of stock options that have been previously granted to that individual.

          The Chief Executive Officer, while eligible, has, to date, not been granted stock options, in view of the fact that he has a significant financial interest in the Corporation. See "Voting Shares and Principal Holders Thereof" for details regarding the Chief Executive Officer's shareholdings. Mr. Erickson, Mr. McLellan and Mr. Boysen were each granted a significant number of stock options during the Corporation's formative stages. To date, the Compensation Committee has not felt that additional option grants are required for these executive officers, however this decision may be revisited in the future. Ms. Basian joined the Corporation in 1999 and was granted options upon joining the Corporation and periodically thereafter in view of her substantial contribution to the Corporation.

          Senior executives who have joined the Corporation after the five named executives referred to in the Summary Compensation Table below have each received meaningful option grants, in accordance with option grant criteria being developed by the Compensation Committee with the advice of employment benefit consultants.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

          Gregory Wolfond was appointed Chief Executive Officer by the Board of Directors in September 1997. His salary was determined based on negotiations with the Board of Directors in August 1999. His future compensation will take the form of base salary, bonuses and stock options. Any future bonus payments will depend upon job performance, the financial performance of the Corporation, the duties and responsibilities of the Chief Executive Officer, and external competitive pay practices of other Canadian and U.S. companies of comparable size and type. The comparison of the Chief Executive Officer's compensation to similar Canadian and U.S. companies involves a number of factors, including the relative size of the companies, their financial performance and share price, the duties of the Chief Executive Officer and other circumstances the Compensation Committee considers relevant in making its determination based on advice commissioned from time to time from employment benefits consultants.

          This report is presented by the members of the Compensation Committee, namely:

Gregory Wolfond
Christopher Erickson
Martin A. Stein
Alan Young
Kerry McLellan

EXECUTIVE COMPENSATION

          The compensation of the other executive officers of the Corporation was determined at the time of the initial public offering of the Corporation. Other than salaries set by employment agreements, salaries are set by the Compensation Committee based on the recommendation of the Chief Executive Officer. In making its determinations, the Committee considers reports from independent professional compensation advisors, the executive's experience and established or expected performance. Benefits and other compensation are also provided to executives.

STOCK OPTION COMMITTEE

          The Corporation currently has a Canadian Stock Option Plan, a U.S. Stock Option Plan, and a new 2000 Stock Option Plan (the "2000 Plan"), each of which is intended to attract, retain and motivate key employees, officers, directors and consultants.

          The Stock Option Committee administers the Corporation's Canadian Stock Option Plan and its U.S. Stock Option Plan (which plans govern stock options granted prior to the Corporation's initial public offering and are collectively referred to as the "Pre-IPO Plans"), determines which individuals receive grants of awards under the 2000 Plan, and the terms of these grants. Upon completion of the initial public offering, no further grants were made, nor will any further grants be made, under the Pre-IPO Plans. The Stock Option Committee has, since the completion of the initial public offering, begun to administer the 2000 Plan, subject to guidelines being determined by the Compensation Committee. The members of the Stock Option Committee are Christopher Erickson (President, General Counsel, Secretary and Director) and Andre Boysen (Chief Technology Officer and Director).

STOCK OPTION PLANS

          The Board of Directors has reserved an aggregate of 3,200,000 Common Shares for issuance under the Pre-IPO Plans and an additional 2,000,000 Common Shares for issuance under the 2000 Plan. As of February 2, 2000, being the date of closing of the Corporation's initial public offering, options to purchase 2,998,070 Common Shares were outstanding under the Pre-IPO Plans. In addition, options in respect of 185,332 Common Shares had been exercised during January 2000. As of April 24, 2000, options in respect of 393,800 Common Shares have been granted under the 2000 Plan, none of which have yet vested.

          CANADIAN STOCK OPTION PLAN. This plan was adopted in September 1997 and provides for the grant of options to employees, officers, directors, consultants and advisors of the Corporation and its affiliates. All options granted under the plan have a maximum term of 10 years and have an exercise price per share of no less than the fair market value of the Common Shares on the date of the option grant, as determined by the Board of Directors or a duly authorized committee on such date. If an optionee's employment, directorship or consulting relationship with the Corporation is terminated without cause, the vested portion of any grant will remain exercisable until the expiration date of the stock option. In the event of termination for cause, the vested portion of any grant will remain exercisable for a period of 30 days after the date of termination. Unvested options will expire on termination unless the options would have vested within six months or within the required statutory notice period following a termination without cause, whichever is earlier, or within one year if termination is due to death or disability. If a change of control of the Corporation occurs, all options become immediately vested and exercisable. If an optionee under the Canadian Stock Option Plan ceases to be an employee or consultant of the Corporation or its affiliates, the Corporation is entitled to exercise its call right to repurchase all options beneficially owned by the optionee.

          U.S. STOCK OPTION PLAN. This plan was adopted in October 1999 and provides for the grant of options and restricted shares to employees, officers, directors and consultants of the Corporation and its affiliates. The plan provides for the grant of both incentive stock options and non-qualified stock options. The Corporation has not granted any incentive stock options nor issued any restricted shares under this plan, nor will it in the future, given the implementation of the 2000 Plan.

          Non-qualified stock options granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the Common Shares on the date of the grant, as determined by the Board of Directors or a duly authorized committee on such date, or 110% of the fair market value for those optionees who own Common Shares representing more than 10% of the aggregate voting power of the Corporation's outstanding securities. The rights of an optionee upon the termination of his or her employment, directorship or consulting relationship with the Corporation and upon a change of control of the Corporation are identical to those rights discussed in the Canadian Stock Option Plan above. The Corporation is entitled to exercise its call right to repurchase all options beneficially owed by an optionee under the U.S. Option Plan should an optionee cease to be an employee or consultant of the Corporation or its affiliates.

          2000 STOCK OPTION PLAN. In December 1999, the Corporation approved the new 2000 Plan, which was implemented upon completion of the initial public offering of the Corporation. Options granted under the existing plans will be unaffected by the adoption of the 2000 Plan. However, no additional options will be granted under the Pre-IPO Plans. The Stock Option Committee will administer the 2000 Plan, subject to certain guidelines being determined by the Compensation Committee. These guidelines are expected to set forth, among other things, aggregate monthly grant limits under the 2000 Plan, and the number of options that may be granted to employees of particular seniority levels. Any grants outside of these guidelines will require the prior approval or subsequent ratification of the Compensation Committee. The 2000 Plan provides for the grant of options to employees, officers, directors and consultants of the Corporation and its affiliates worldwide. Both incentive stock options and non-qualified stock options will be available to U.S. residents. Options held by any person under the 2000 Plan together with any other options (or other share compensation arrangements) granted to that person may not, at any time, exceed 5% of the aggregate number of Common Shares outstanding from time to time. The options granted under the 2000 Plan will have a maximum term of 10 years and an exercise price of no less than the fair market value of the Common Shares on the date of the grant, as determined by the Board of Directors or a duly authorized committee on such date, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns Common Shares having more than 10% of the aggregate voting power of the Corporation's outstanding securities. If a change of control of the Corporation occurs, all options granted under the 2000 Plan become automatically vested and exercisable in full.

          Subject to the requirements of the TSE and/or applicable securities regulators, the Board of Directors, the Stock Option Committee, or any other committee established by the Board of Directors to administer the 2000 Plan, may determine the provisions relating to the expiry of options under termination of employment, directorship or consulting relationship with the Corporation. Such provisions are contained in the written option agreement between the Corporation and the optionee.

SUMMARY COMPENSATION TABLE

          The following table sets forth the remuneration paid to the Chief Executive Officer and to the four highest paid executive officers of the Corporation whose total salary and bonus exceeded Cdn. $100,000 (approximately $65,000) for the year ended December 31, 1999 (the "Named Executive Officers"). As indicated above, unless otherwise indicated, all monetary figures in this Management Information Circular are stated in U.S. dollars, being the functional currency of the Corporation. In addition, all share figures are adjusted to reflect the two-for-one share split effected on December 30, 1999.

--------------------- ------- -------------------------------- -------------------------------------- --------------
                                    ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                              -------------------------------- --------------------------------------
                                                                     AWARDS             PAYOUTS
                                                               --------------------------------------
                                                                  SECURITIES    RESTRICTED              ALL OTHER
                                                      OTHER          UNDER      SHARES OR               COMPENSATION
 NAME AND PRINCIPAL                                   ANNUAL        OPTIONS     RESTRICTED     LTIP      ALL OTHER
      POSITION         YEAR    SALARY     BONUS    COMPENSATION    GRANTED     SHARE UNITS    PAYOUTS   COMPENSATION
                                ($)        ($)         ($)           (#)           ($)          ($)         ($)
--------------------- ------- ---------- --------- ----------- ------------ ------------- ----------- --------------
Gregory Wolfond,       1999    218,434   126,768     1,162          -            -            -        2,467(Cdn.)
Chairman and Chief
Executive Officer

--------------------- ------- ---------- --------- ----------- ------------ ------------- ----------- --------------
Christopher            1999    116,280      -          -            -            -            -        2,393(Cdn.)
Erickson, President
and General Counsel

--------------------- ------- ---------- --------- ----------- ------------ ------------- ----------- --------------
Andre Boysen, Chief    1999    116,280      -          -            -            -            -        2,013(Cdn.)
Technology Officer

--------------------- ------- ---------- --------- ----------- ------------ ------------- ----------- --------------
Kerry McLellan,        1999    181,863      -        30,238         -            -            -       2,299(Cdn.)
Chief Operating
Officer

--------------------- ------- ---------- --------- ----------- ------------ ------------- ----------- --------------
Karen Basian, Chief    1999   100,3651      -          -         200,000         -            -        1,603(Cdn.)
Financial Officer

--------------------- ------- ---------- --------- ----------- ------------ ------------- ----------- --------------

Notes:

1. This figure represents the total salary earned by Ms. Basian in 1999. Ms. Basian commenced her employment as Chief Financial Officer of the Corporation on February 22, 1999. Ms. Basian's annual salary was Cdn. $178,000 in 1999.

          For the year ended December 31, 1999, the Corporation's cash compensation payments to all of its officers and directors for services rendered in these capacities was approximately $1,000,000.

SHARE OPTION PLANS

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

          The following table sets forth the Common Share purchase options granted to each of the Named Executive Officers under the Corporation's Canadian Stock Option Plan and U.S. Stock Option Plan between January 1, 1999 and December 31, 1999.

                                  -18-

--------------------- ------------------- ------------------- ------------------ --------------------- -----------------
                                                                                   MARKET VALUE OF
                                              % OF TOTAL                              SECURITIES
                       SECURITIES UNDER    OPTIONS GRANTED    EXERCISE OR BASE    UNDERLYING OPTIONS
                       OPTIONS GRANTED     TO EMPLOYEES IN          PRICE           ON THE DATE OF
        NAME                 (#)            FINANCIAL YEAR      ($/SECURITY)      GRANT ($/SECURITY)   EXPIRATION DATE
--------------------- ------------------- ------------------- ------------------ --------------------- -----------------
Gregory Wolfond               -                   -                   -                   -                   -
--------------------- ------------------- ------------------- ------------------ --------------------- -----------------
Christopher Erickson          -                   -                   -                   -                   -
--------------------- ------------------- ------------------- ------------------ --------------------- -----------------
Andre Boysen                  -                   -                   -                   -                   -
--------------------- ------------------- ------------------- ------------------ --------------------- -----------------
Kerry McLellan                -                   -                   -                   -                   -
--------------------- ------------------- ------------------- ------------------ --------------------- -----------------
Karen Basian                60,000                7.1%               1.71              102,600         February 2009
                            20,000                2.4%               3.75               75,000         October  2009
                           120,000               14.2%              10.00            1,200,000         December 2009
--------------------- ------------------- ------------------- ------------------ --------------------- -----------------

DIRECTORS' AND OFFICERS'  STOCK OPTIONS

          As at April 7, 2000, the Corporation's directors and officers held, as a group, options to purchase an aggregate of 1,701,000 Common Shares exercisable at prices ranging from Cdn. $0.50 to Cdn. $287.92, expiring at dates ranging from September 2007 to March 2010.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

          The following table sets out the aggregate number of outstanding options to purchase Common Shares held by each of the Named Executive Officers as at December 31, 1999, together with the value of such options at the end of the fiscal period. The aggregate number of shares purchasable pursuant to options that were vested as at December 31, 1999 for each of the Named Executive Officers is set out in the table.

          Since there was no public market for the Common Shares of the Corporation as of December 31, 1999, the value of an "in-the-money" option represents the difference between the aggregate estimated fair market value of the Common Shares issuable upon exercise of the option and the aggregate exercise price of the option. The estimated fair market value of a Common Share as of December 31, 1999, as determined by the Board of Directors, was $10.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                                          UNEXERCISED OPTIONS   VALUE OF UNEXERCISED
                                                                             AT FINANCIAL       IN-THE-MONEY OPTIONS
                                                                               YEAR-END         AT FINANCIAL YEAR-END
                           SECURITIES ACQUIRED      AGGREGATE VALUE               (#)                    ($)
                               ON EXERCISE              REALIZED             EXERCISABLE/           EXERCISABLE/
          NAME                     (#)                    ($)                UNEXERCISABLE          UNEXERCISABLE
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Gregory Wolfond                     -                      -                       -                      -
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Christopher Erickson                -                      -                333,332/66,668        3,219,987/644,013
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Andre Boysen                        -                      -                333,332/66,668        3,219,987/644,013
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Kerry McLellan                      -                      -                233,332/166,668      2,253,987/1,610,013
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Karen Basian                        -                      -                40,000/140,000         125,000/497,400
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

EMPLOYMENT CONTRACTS

          Each of the Corporation's Named Executive Officers has an employment agreement with the Corporation. Each employment agreement provides the executive officer with a compensation package which includes salary, benefits and options to purchase Common Shares pursuant to the Corporation's stock option plans. The Corporation retains all proprietary and intellectual property rights in everything created, developed or conceived of by any of its employees while employed with the Corporation or its affiliates. So long as any employee, including executive officers, is employed with the Corporation, they are typically bound by non-competition and non-solicitation covenants during their term of employment and for one year thereafter.

COMPENSATION OF DIRECTORS

          The Corporation does not presently pay any cash compensation to directors for serving on the Board of Directors, but it does reimburse directors for out-of-pocket expenses for attending board and committee meetings. Of the Corporation's directors who are not also executive officers, only Mr. Stein received stock options for his participation on the Board of Directors. In this capacity, Mr. Stein was granted options to acquire 60,000 Common Shares exercisable for $1.71 per share in September 1998. In addition, in August 1999, Mr. Stein entered into a consulting arrangement with the Corporation under which he received an option pursuant to the Corporation's Canadian Stock Option Plan to purchase 48,000 Common Shares at $3.75 per share. See "Interests of Insiders in Material Transactions" for details regarding the consulting arrangement between the Corporation and Mr. Stein.

                        DIRECTORS AND OFFICERS INSURANCE

          The Corporation has purchased and maintains a policy of insurance for the benefit of the directors and officers of the Corporation and its affiliates, as permitted by the Act. Such policy insures the directors and officers against certain liabilities incurred by them in their capacities as directors and officers of the Corporation, or in their capacities as directors and officers of other corporations where they have acted in that capacity at the Corporation's request, except where such liability relates to the failure by the director or officer to act honestly, in good faith and with a view to the best interests of the Corporation or such other corporation, as the case may be.

          The policy obtained by the Corporation provides for $30,000,000 of coverage per loss and in the annual aggregate, for which the Corporation pays an annual premium of $450,000, subject to a deductible of $250,000 per claim.

                 INDEBTEDNESS OF DIRECTORS, OFFICERS AND OTHERS

          The directors and senior officers of the Corporation were not indebted to the Corporation or to any of the subsidiaries of the Corporation at any time since the beginning of the last completed fiscal year of the Corporation.

                              CORPORATE GOVERNANCE

          The TSE has adopted 14 guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and evaluation of board members. Companies whose securities are listed on the TSE are required to annually disclose how their governance practices conform or depart from the Guidelines, but conforming with the Guidelines is not itself a requirement of listing.

          To maintain high standards of corporate governance in a rapidly changing environment, the Corporation's governance processes are subject to ongoing review and assessment by the Corporate Governance Committee of the Board of Directors and have been benchmarked relative to the Guidelines, as required by the TSE.

          The Corporate Governance Committee consists of five directors, the majority of which are outside directors. The Committee's mandate is to promote board effectiveness. In addition, the Board and management believe that good corporate governance requires a company culture that supports the maintenance of sound ethics, integrity, judgment and values throughout the organization. In this regard, in March 2000, the Corporation retained the services of a corporate governance consultant, with recognised expertise, to assist the Board of Directors in developing governance processes and procedures to enhance its ability to effectively fulfill its governance and oversight responsibilities. The Corporation also actively consults its principal external counsel for advice on those matters.

          The following table indicates how the Corporation's system of corporate governance aligns with the Guidelines:

             TSE CORPORATE
          GOVERNANCE GUIDELINE                                              COMMENTS
---------------------------------------    ---------------------------------------------------------------------------

1.   The Board of Directors should
     explicitly assume responsibility
     for stewardship of the Corporation,
     and specifically assume
     responsibility for:

     (a) Adoption of a strategic           The Corporation aligns with this Guideline.  A formal strategic planning
         planning process                  process has been initiated at the request of the Board of Directors.  The
                                           Corporate Governance Committee and the Board of Directors are in the
                                           course of assisting the CEO and the senior management team in the development of the Corporation's strategic operational, acquisition and product development plans. The Board of Directors, either as a whole or through various committees, also holds meetings from time to time which focus on strategic planning matters.

    (b)  Identification of principal       The Corporation aligns with this Guideline. The Audit Committee and the
         risks, and implementing risk      Board of Directors have specifically identified the Corporation's
         management systems                principal operational and strategic risks and are working with management in the development of appropriate risk management systems. The Audit
                                           Committee has been delegated the responsibility to work with management and external professional advisers to establish and implement a formal risk management process.

    (c)  Succession planning and           The Corporation aligns with this Guideline, as its Compensation Committee
         monitoring senior                 reviews and reports to the Board of Directors on succession planning
         management                        matters at least annually. The Board of Directors also receives operational reports at least quarterly to ensure accountability of senior management and is working with
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                                           senior management to ensure that succession planning and human resources strategies are finalized and implemented.

    (d)  Communications policy             The Corporation aligns with this Guideline.  The Board of Directors has verified that procedures are in place to ensure effective communication between the Corporation and its stakeholders and the public. The
                                           Corporation promptly provides full and plain disclosure of all material information, as required by law. In addition, all material press releases and most others are reviewed by outside counsel.  The Corporation has a website on which it posts all of its press releases, SEC filings, SEDAR filings and other meaningful information. The Corporation's Investor
                                           Relations Department has also implemented procedures to enhance effective communication with its stakeholders and the public.  For example, the
                                           Investor Relations Department has instituted a practice pursuant to which it maintains a distribution list of persons who have requested information about the Corporation and delivers to those persons all material press releases and financial information either by facsimile or by e-mail.  The Corporation also intends to hold quarterly meetings with analysts and institutional investors by telephone conference call, which will be open to the financial press as well as the public (through webcasting). Recordings of the meetings will be archived on the
                                           Corporation's website.

     (e) Integrity of internal             The Corporation aligns with the Guideline. The Board of Directors has,
         control and management            through the appointment of the Audit Committee, put in place an effective
         information systems               system for monitoring the implementation of corporate strategies.  The
                                           Audit Committee is responsible for, among other things, reviewing and advising the Board of Directors on implementation of corporate strategy in the operational, acquisition and product development areas, as well as the development and implementation of an effective risk management system.
                                           The external auditors report to the Audit Committee, when requested, on matters relating to internal control.


2.   A majority of directors should        The Corporation aligns with this Guideline, as a majority of the
     be "unrelated" (independent of        Corporation's directors are independent from management and free from
     management and free from              any interest, business or other relationship that could, or could
     conflicting interest)                 reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Corporation.

                                           The Corporation does not have a "significant shareholder". The
                                           Guidelines define a "significant shareholder" as a shareholder with the ability to exercise a majority of the votes for the election of the
                                           Board of Directors.


3.   Disclose, for each director,          The Corporation aligns with this Guideline. Mr. Wolfond (Chairman and
     whether he or she is related,         Chief Executive Officer), Mr. Erickson (President, General Counsel and
     and how that conclusion was           Secretary), Mr. Boysen (Chief Technology Officer) and Dr. McLellan
     reached                               (Chief Operating Officer) are related.

                                           Mr. Darlington (Chief Technology Officer of Bank of Montreal) is
                                           unrelated. The agreements between Bank of Montreal and the Corporation do not interfere with Mr. Darlington's ability to act in the best interests of the Corporation.

                                           Mr. Stein is unrelated.  The consulting agreement the Corporation has entered into with Mr. Stein does not interfere with his ability to act in the best interests of the Corporation.

                                           Mr. Dixon (Executive of BankofAmerica.com, a subsidiary of Bank of
                                           America Corporation) is unrelated.  The agreements between Bank of
                                           America and the
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                                           Corporation do not interfere with Mr. Dixon's ability to act in the best interests of the Corporation.

                                           Mr. Vatanen (President of Sonera SmartTrust and Senior Vice-President of
                                           Sonera Corporation) is unrelated.  The agreements and anticipated agreements between Sonera SmartTrust and the Corporation do not and will not interfere with Mr. Vatanen's ability to act in the best interests of the Corporation.

                                           Mr. Young (Vice-President, Access Devices and Distribution Technologies
                                           for e-Citi, a division of Citigroup Inc.) is unrelated.  The agreements and anticipated agreements between Citigroup Inc., its affiliates and the
                                           Corporation do not and will not interfere with Mr. Young's ability to act in the best interests of the Corporation.


4.   (a) Appoint a committee of            The Corporation aligns with this Guideline, as the Corporate Governance
         directors responsible for         Committee has the mandate to:
         proposing to the full Board
         of Directors new nominees         -   annually recommend candidates for the Board of Directors;
         for election to the board and
         for assessing directors           -   review credentials of nominees for election;
         on an ongoing basis
                                           -    recommend candidates for filing vacancies on the Board of Directors;
                                                and

                                           -    ensure qualifications are maintained.

                                           The Corporate Governance Committee, in conjunction with external advisors, is developing a process for the assessment of the members of the Board of Directors. The Corporate Governance Committee reviewed the credentials of Mr. Kluge, Ms. Reisman and Mr. Reiter, the three new proposed nominees who, if elected to the Board of Directors, will satisfy the TSE's and NASDAQ's independent director requirements.

                                           The members of the Corporate Governance Committee are Mr. Erickson,
                                           Dr. McLellan, Mr. Darlington, Mr. Stein and Mr. Young.


     (b) Is this nominating committee      The Corporation is not currently in alignment with this Guideline, as the
         composed exclusively of           board committees are not composed solely of outside unrelated directors.
         outside (non-management)          The non-management members of the Corporation's Board of Directors (with
         directors, a majority of          the exception of Mr. Stein), being nominees of the Corporation's
         whom are unrelated                strategic partners, are (with the exception of Mr. Darlington)
                                           non-residents of Canada. To comply with the requirement of the Business
                                           Corporations Act (Ontario) that a majority of the Board of Directors and of each committee of the Board of Directors be Canadian residents, the
                                           Corporation had, prior to its initial public offering, appointed several members of its senior management team to the Board of Directors, each of whom is a Canadian resident. Assuming that the shareholders approve the election to the Board of Directors of Mr. Kluge, Ms. Reisman and Mr.
                                           Reiter, the Board of Directors intends to reconstitute the Corporate
                                           Governance Committee shortly after the Meeting in a manner which will comply with the Guidelines.



5.   Implement a process for               The Corporation aligns with this Guideline, as its Corporate Governance
     assessing the effectiveness of        Committee is mandated to monitor the quality of the relationship between
     the Board of Directors, its           management and the Board of Directors and to assess the effectiveness of
     committees and individual             the board directors, its committees and individual directors, and
     directors                             recommend improvements. The Corporate Governance Committee, in conjunction with external advisors, is developing a process for the assessment of the members of the Board of Directors.


6.   Provide an orientation and            The Corporation aligns with this Guideline, as it has retained a corporate
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                                     -23-

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     education program for new             governance consultant to assist it in developing and implementing
     directors                             orientation materials and procedures for new directors.

                                           Reports and orientation materials relating to the Corporation's business and affairs are provided to new directors, including the proposed nominees for election to the Board of Directors at the Meeting.

7.   Examine board size with a view        The Corporation aligns with this Guideline.  The Board of Directors has
     to determining the impact of the      considered this issue and is of the view that its proposed increased size
     number of directors upon board        and composition are well suited to the circumstances of the Corporation
     effectiveness; where                  and allows for the efficient functioning of the Board of Directors as a
     appropriate, undertake a program      decision-making body and the appropriate staffing of committees to which
     to reduce the number of               active mandates have been and will be delegated.
     directors to a number that will
     facilitate more effective
     decision making.

8.   The Board of Directors should         The Corporation aligns with this Guideline, as its Compensation Committee
     review compensation of directors      is mandated to review and recommend to the Board of Directors proposals
     in light of risks and                 for the remuneration of directors. The Committee considers time
     responsibilities involved in          commitment, comparative fees and responsibilities in determining
     being a director                      remuneration. The Corporation's current policy is not to provide remuneration to management members of the Board of Directors or to directors who are affiliated with its major shareholders.  Mr. Stein is currently the only director who is remunerated for his services to the
                                           Board of Directors.  Upon joining the Board of Directors in 1998, Mr.
                                           Stein received an option to purchase 60,000 Common Shares, which vests over three years. It is the Corporation's intention to develop a policy for remuneration of independent directors, which policy will be implemented in conjunction with the proposed election of Mr. Kluge, Ms.
                                           Reisman and Mr. Reiter to the Board of Directors.

                                           The members of the Compensation Committee are Mr. Wolfond, Mr.
                                           Erickson, Dr. McLellan, Mr. Stein and Mr. Young.

9.   Committees of the Board of            As indicated in item 4(b) above, and for the reasons stated, the
     Directors should generally be         Corporation is not currently in alignment with this Guideline, as the
     composed of outside                   board committees are not composed solely of outside unrelated directors.
     (non-management) directors, a         Assuming that the shareholders approve the election to the Board of
     majority of whom are unrelated        Directors of Mr. Kluge, Ms. Reisman and Mr. Reiter, the Board of
                                           Directors intends to reconstitute the committees that are not in compliance with the Guidelines shortly after the Meeting in a manner which will comply with both the Guidelines and NASDAQ's independence requirements.

                                           In addition to the Corporate Governance Committee, the
                                           Compensation Committee and the Audit Committee (which are addressed in different sections of this table), the Corporation also has a Stock
                                           Option Committee. Subject to guidelines being determined by the
                                           Compensation Committee, the Stock Option Committee is mandated to administer the Corporation's Canadian Stock Option Plan and its U.S. Stock
                                           Option Plan. Upon completion of the Corporation's initial public offering, no further grants of options have been made under either of these plans and the Stock Option Committee began to administer the
                                           Corporation's "2000 Stock Option Plan", subject to the guidelines being determined by the Compensation Committee. The members of the Stock
                                           Option Committee are Christopher Erickson and Andre Boysen. The Board
                                           of Directors is satisfied that the Stock Option Committee can properly function in its current composition, given that its authority is subject to guidelines. In addition, this Committee meets weekly to authorize stock option grants for new hires and therefore it was not considered appropriate to appoint outside directors to this committee due to the ongoing time commitment required.
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10.  The Board of Directors should         The Corporation aligns with this Guideline, as its Corporate Governance
     expressly assume responsibility       Committee is generally mandated to be responsible for developing policies
     for, or assign to a committee         and implementing procedures related to the Board of Directors' governance
     the general responsibility for,       of the Corporation. Included in its mandate is responsibility for:
     the Corporation's approach to         developing and monitoring the Corporation's approach to corporate
     corporate governance issues           governance issues, establishing procedures for the identification of new nominees to the Board of Directors, developing and implementing orientation procedures for new directors and assessing the effectiveness of the Board of Directors and its committees.


11.  (a) Define limits to
         management's
         responsibilities by
         developing mandates for:


         (i) the Board of Directors        The Corporation aligns with this Guideline.  The Board of Directors is in the process of formalizing its governance mandate through the adoption of a written mandate that defines its stewardship responsibilities.  The
                                           Board of Directors' principal responsibilities are:  to approve corporate strategies and goals; to ensure that effective communications systems are in place between the Corporation, its stakeholders, and the public; to supervise and evaluate management, including the establishment of executive limitations; to provide oversight of the conduct of the business; and to monitor organizational performance against those goals and executive limitations.  This mandate is to be carried out in a manner that protects the value of the Corporation and provides ongoing benefit to the shareholders.  In addition, the Board of Directors is in the process of formally articulating executive limitations regarding the conduct of the business.

                                           In addition, all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations require prior approval of the Board of Directors or of a board committee to which approval authority has been delegated by the Board of Directors.
                                           In particular, the Board of Directors approves the appointment of all executive officers, the long term strategic plans and the annual budget and capital plan.


         (ii) the CEO                      The Corporation aligns with this Guideline. The Board of Directors sets objectives for the CEO, and reviews performance against those objectives at least annually.  These objectives include the general mandate to maximize shareholder value and to fulfill the strategic plans of the
                                           Corporation. The CEO is also required to formulate and propose to the directors the various strategies regarding product marketing, target markets (geographic and vertical) as well as the strategies regarding the
                                           Corporation's corporate structure and future acquisitions.


     (b) The Board of Directors            The Corporation aligns with this Guideline, as the CEO's objectives, as
         should approve the CEO's          noted above, are reviewed by the full Board of Directors on an annual
         corporate objectives              basis.


12.  Establish procedures to enable        The Chairman of the Board of Directors, Mr. Wolfond, is a member of the
     Board of Directors to                 management, as he is also the CEO of the Corporation. The Corporation
     function independently of             nonetheless aligns with this Guideline, as it has instituted structures
     management                            and processes to facilitate the functioning of the Board of Directors independently of management. The Board of Directors meets
                                           independently of management where needed. The Board of Directors has assigned certain of its responsibilities to the Corporate
                                           Governance Committee, which ensures that the Board of Directors functions independently of management, and has established an audit committee
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                                           with a broad mandate (see item 13 below).


13.  (a) Establish an audit committee      The Corporation aligns with this Guideline, as it has established an
         with a specifically defined       audit committee which is mandated to: oversee the retention,
         mandate                           independence, performance and compensation of the Corporation's independent auditors and the establishment and oversight of the
                                           Corporation's systems of internal accounting and auditing control. In particular, the Audit Committee is responsible for ensuring that there are adequate internal controls over accounting and financial reporting systems. The Audit Committee is permitted and encouraged to consult with management, internal accountants, and the Corporation's independent auditors on matters related to the annual audit of the
                                           Corporation and the internal controls, published financial statements, accounting principles and auditing procedures. In accordance with one of NASDAQ's listing standards, the Corporation has adopted a formal charter for the Audit Committee that details its mandate.

                                           The members of the Audit Committee are currently Dr. McLellan, Mr.
                                           Darlington and Mr. Dixon.


     (b) All members of the Audit          As indicated in items 4(b) and 9 above, and for the reasons stated, the
         Committee should be               board committees are not composed solely of outside unrelated directors.
         non-management directors          Assuming that the shareholders approve the election to the Board of
                                           Directors of Mr. Kluge, Ms. Reisman and Mr. Reiter, the Board of
                                           Directors intends to reconstitute the Audit Committee shortly after the
                                           Meeting in a manner which will comply with the Guidelines. NASDAQ's independent director and audit committee requirements will be satisfied in two steps, as required by the Corporation's undertaking.  See
                                           "Determination of Number of Directors".


14.      Implement a system to enable      The Corporation aligns with the Guideline. A process has been formalized
         individual directors to engage    to enable individual directors to engage outside advisers, at the
         outside advisers, at the          Corporation's expense, with the authorization of the Chairman of the
         Corporation's expense             Board of Directors. As noted above, the Audit Committee is permitted and encouraged to speak directly to the Corporation's external auditors on matters pertaining to its mandate. The Board of Directors has, at the expense of the Corporation, retained the services of an independent corporate governance consultant to assist the Corporate Governance
                                           Committee in fulfilling its responsibilities and obligations to the Corporation and to the Corporation's stakeholders.

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                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

          No director or officer of the Corporation, nor any securityholder of record as of the date of this circular who owned, of record or to the knowledge of the Corporation, more than 10% of the outstanding Common Shares, or any affiliate or associate thereof, had any material interest, direct or indirect, in any transaction during the last three fiscal years, or since the commencement of the Corporation's current financial year, in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries, other than the following:

BANK OF MONTREAL

          In April 1998, the Corporation entered into a share subscription agreement and a technology licensing agreement with the Bank of Montreal, which holds 3,428,570 Common Shares. Pursuant to the share subscription agreement, on April 30, 1998 Bank of Montreal subscribed for 1,000,000 Common Shares for Cdn. $1,000,000 and received an option to subscribe for 2,428,570 additional Common Shares for Cdn. $1,000,000 exercisable in the event that Bank of Montreal: (i) extended its technology licensing agreement with the Corporation for a second year; and (ii) paid the second year's technology licensing fee. In October 1998, following Bank of Montreal's extension of the technology license agreement, Bank of Montreal exercised its option and subscribed for the 2,428,570 additional Common Shares.

          Pursuant to the technology licensing agreement, Bank of Montreal has agreed, for a term currently expiring (subject to renewal) on February 28, 2001, to license all of the Corporation's technology that is now, or that during the term of the agreement will be, available to the Corporation's customers generally. Under this agreement, the Corporation has also agreed to provide to Bank of Montreal related support and maintenance services. The license fee for the first two years of the agreement was Cdn. $3,000,000 annually, subject to a refund to the extent that the Corporation failed to meet certain spending commitments. As at December 31, 1999, all spending commitments had been satisfied. The license fee for the current year is $3,000,000. The license is extendable annually at the option of the Bank of Montreal. With each extension, Bank of Montreal's license will include any upgrades developed and generally provided to or intended to be generally provided to the Corporation's customers during that extension period. Bank of Montreal will retain the right to use all of the technology previously licensed under the agreement, whether or not the license is extended.

          If Bank of Montreal does not extend the general license, it may specifically license additional technology from the Corporation that is made generally available to the Corporation's customers. The fee for this additional technology will be equal to the lowest price at which this technology is made available to the Corporation's other customers that process similar volumes of business with the 724 Solutions FSP.

          Initially, Bank of Montreal had the right to be the exclusive Canadian financial institution to which the Corporation would license its technology. In November 1998, Bank of Montreal agreed to waive this right in return for a refund of a portion (to a maximum of Cdn. $700,000, annually) of its annual license fee based on license fees paid to the Corporation by other Canadian financial institutions, so long as Bank of Montreal's general license is in effect. Bank of Montreal will not be entitled to receive this refund if it does not annually extend its general license. As of April 7, 2000 no amounts have been subject to refund under this provision.

BANK OF AMERICA

          In June 1999, the Corporation entered into a subscription agreement with Bank of America and a technology licensing agreement with Bank of America National Trust & Savings Association, an affiliate of Bank of America and a predecessor of Bank of America, N.A. Pursuant to the subscription agreement, on June 1, 1999 Bank of America subscribed for 541,790 Common Shares at a price of $3.69 per share for gross proceeds of $2,000,000 and committed to subscribe for 541,790 additional Common Shares for $2,000,000, which it completed in October 1999. On August 2, 1999, an option and subscription amending agreement was entered into, which granted Bank of America the option to acquire a further 2,116,420 Common Shares for an aggregate subscription price of $8,243,446, which was exercised in October 1999. Bank of America holds 3,200,000 Common Shares.

          Pursuant to the license agreement, Bank of America has agreed, through February 1, 2001, to license all of the Corporation's technology that is now, or that during the term of the agreement will be, generally available to the Corporation's customers. The technology licensing agreement provides for a fixed license fee to be paid by Bank of America to the Corporation over a twenty-month period commencing on June 1, 1999, in exchange for the delivery of specific products over the term of the agreement and for a license of all technology generally available to the Corporation's customers and developed during the license period. If these products are not delivered, or do not satisfy acceptance testing procedures, a portion of the license fee payable under this arrangement is refundable. The license is extendable annually at the option of Bank of America. With each extension, Bank of America's license will include any upgrades developed and generally provided or intended to be generally provided to the Corporation's customers during that extension period. Bank of America will retain the right to use all of the technology previously licensed under the agreement, whether or not the license is extended.

          If Bank of America does not subscribe for an extension of its general license in February 2001 or at the end of any renewal term thereafter, it will have the right, exercisable for four years after it ceases to subscribe to the general license, to specifically license additional technology from the Corporation that is made generally available to the Corporation's customers. For two years after it ceases to subscribe to the general license, Bank of America will retain the right to reinstate the license by repaying the aggregate amount of fees that would otherwise have been paid had the license been renewed each year.

          In June 1999, the Corporation also entered into a software maintenance and support agreement with Bank of America under which Bank of America pays an annual maintenance fee. The Corporation charges Bank of America on a time and materials basis in connection with installation, implementation and modification of customized code and enhancements. This agreement has an initial term of two years and is renewable annually at the option of the parties.

          In March 2000, the Corporation entered into an additional agreement in connection with the technology licensing agreement to provide Bank of America with hosting application services and implementation consulting services.

CITIGROUP

          In August 1999, the Corporation issued to Citicorp Strategic Technology Corporation, a subsidiary of Citigroup, 950,000 Common Shares at a price of $3.83 per share, for gross proceeds of $3,633,750. Citicorp Strategic Technology Corporation also contracted at the time to subscribe for 5,450,000 additional Common Shares at a price of $3.83 per share upon the satisfaction of certain conditions, including the receipt of applicable regulatory approvals. The option was exercised in October 1999 for gross proceeds of $20,846,250. Citicorp Strategic Technology Corporation holds 6,400,000 Common Shares.

          In December 1999, the Corporation entered into a master technology license agreement with Citicorp Strategic Technology Corporation. The initial term of the master agreement will be five years. The agreement enables Citigroup and its affiliates to license the Corporation's technology by entering into separate agreements which will incorporate the terms of the master agreement. The specific terms of any agreement of this type, including the specific technology to be licensed, the license fees to be paid to the Corporation, the term of the license, and other material terms, may vary. Citigroup has announced its intention to implement the 724 Solutions FSP worldwide under the leadership of its e-Citi division. The Corporation is working with a number of Citigroup's subsidiaries, including Citibank and Salomon Smith Barney Inc., to deliver the 724 Solutions FSP to their banking and brokerage customers. To date, the Corporation has entered into an agreement under the master technology license agreement with a Citigroup affiliate in Asia.

          Citicorp Strategic Technology Corporation is required to pay to the Corporation a specified minimum amount during each year that the master agreement is in effect, whether or not Citigroup or any Citigroup affiliates actually enter into agreements under the master agreement to license the Corporation's technology. These required payments to the Corporation will increase each year of the agreement, up to specified maximum levels, based on specified targets relating to the number of world-wide Citigroup customers that use services based upon the 724 Solutions FSP, the number of Citigroup affiliates that license the Corporation's technology and the amount of revenue generated under this agreement. The Corporation's revenues under the master license agreement will remain at the minimum amounts if the Corporation does not enter into additional agreements under the master agreement.

          The Corporation has agreed to provide to each Citigroup licensee maintenance services relating to the technology that the Corporation licenses under the master agreement. These maintenance services will include, among other things, the provision of updates and upgrades to the Corporation's technology that are generally made available to the Corporation's customers. The master agreement also provides that the Corporation will perform services for Citigroup affiliates that license the Corporation's technology under the agreement, including consulting, development, implementation and other services. The terms of any services of this type, including the fees to be paid to the Corporation for these services, will be set forth in a separate agreement that will be entered into by the Corporation and the applicable Citigroup affiliate.

          The Corporation agreed to purchase from Citicorp Strategic Technology Corporation a range of consulting services that are described in the master agreement. These services will include consulting services relating to the promotion of the Corporation's technology for adoption by Citigroup's affiliates. The Corporation will pay, for these services, a fee that will be calculated based upon the number of Citigroup affiliates that enter into agreements to license the Corporation's technology during the first year of the master agreement.

SONERA CORPORATION

          In August 1999, the Corporation issued 6,400,000 Common Shares to Sonera Corporation for a price of $3.83 per share for gross proceeds of $24,480,000. In January 2000, Sonera Corporation transferred these shares to its wholly-owned subsidiary, SmartTrust Holdings B.V.

MARTIN A. STEIN

          Since August 1999, the Corporation has received consulting services from Martin A. Stein, one of the Corporation's directors. Mr. Stein provides, upon the Corporation's request, strategic planning advice in connection with the Corporation's business. The consulting arrangement is for a two-year term ending in August 2001. Mr. Stein will receive a monthly fee of approximately $34,000, and has been issued a stock option under the Corporation's Canadian Stock Option Plan in respect of an aggregate of 48,000 Common Shares, with an exercise price of $3.75 per share.

MCLELLAN PATENT APPLICATION

          In July 1999, the Corporation entered into an agreement with Dr. Kerry McLellan, a director and senior officer of the Corporation, pursuant to which the Corporation purchased his rights under patent applications filed in the U.S. and Canada relating to a security system for electronic transactions. The Corporation paid Dr. McLellan a nominal purchase price for these rights and agreed to reimburse him for the expenses that he incurred in filing these applications. The applications cover a security system that the Corporation does not expect to incorporate into its product in the near future. Under the Corporation's agreement, it has agreed to pay Dr. McLellan a portion of any licensing fees that the Corporation receives from any license of the rights covered by these patent applications and a portion of the proceeds of any sale of these rights. Dr. McLellan also has the right to repurchase the rights covered by the patent applications from the Corporation until the earlier of: (i) May 2001; or (ii) the date on which a U.S. patent governing the technology is issued. The Corporation has the right to terminate Dr. McLellan's royalty rights, rights to receive a portion of any sale proceeds and right to buy back these rights until July 2003.

BLUE SKY CAPITAL CORPORATION AND 1319079 ONTARIO INC.

          In September 1997, the Corporation issued 3,999,800 Common Shares, together with an option to purchase an additional 4,000,000 Common Shares, to Blue Sky Capital Corporation ("Blue Sky"), an entity controlled by the Corporation's Chairman and Chief Executive Officer, for an aggregate purchase price for the Common Shares and the option of approximately Cdn. $2.0 million. Blue Sky had earlier subscribed for 200 Common Shares on formation of the Corporation. The option was transferred to a second entity under Mr. Wolfond's control, 1319079 Ontario Inc., and was exercised in October 1998 at an exercise price of Cdn. $0.50 per share.

REGISTRATION RIGHTS

          The Corporation is a party to a shareholders' agreement with certain entities (including the companies owned or controlled by Mr. Wolfond) which had become shareholders prior to the Corporation's initial public offering (the "Pre-IPO Shareholders"). This agreement provides that, subject to specified limitations, if the Corporation proposes to register or qualify for public distribution any Common Shares under the securities laws of the U.S. or Canada, the Pre-IPO Shareholders, other than those owning less than 5% of the issued and outstanding common shares (provided such shares have become freely tradeable under applicable law), have the transferable right to include their Common Shares in the public distribution. Furthermore, either Mr. Wolfond's companies, on the one hand, or the other Pre-IPO Shareholders (acting collectively but separately from Mr. Wolfond's companies), may require the Corporation to qualify a prospectus for, or effect the registration of, all or part of their Common Shares in a public distribution. These "demand" rights apply during the period commencing nine months after the date of the Corporation's initial public offering and ending on the fourth anniversary of that offering. The number of shares to be included in a public distribution can be limited by the Corporation based on advice from the underwriters of that offering as to the prevailing demand for the Common Shares.

UNDERWRITING FEES

          The Corporation has completed its initial public offering of 6,000,000 Common Shares at a purchase price of Cdn. $37.31 per share (U.S. $26.00 per share), which closed on February 2, 2000. The Corporation offered 1,500,000 of those Common Shares in Canada through a syndicate of Canadian underwriters, which was comprised of Nesbitt Burns, Inc. (a subsidiary of Bank of Montreal), RBC Dominion Securities Inc. and Credit Suisse First Boston Securities Canada Inc. (the "Canadian Underwriters"). The Corporation offered the remaining 4,500,000 of those Common Shares in the United States through a syndicate of underwriters, which was comprised of Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc. and Thomas Weisel Partners LLC (the "U.S. Underwriters" and, collectively with the Canadian Underwriters, the "Underwriters"). The Corporation granted an over-allotment option to the Underwriters exercisable within 30 days from the completion of the initial public offering to purchase a maximum of 900,000 additional Common Shares (purchasable pro rata to the allocation of the underwritten portion of the offering), on the same terms, to cover over-allotments, if any. The Underwriters exercised the over-allotment option in full on February 2, 2000. Accordingly, the aggregate proceeds raised by the Corporation amounted to Cdn. $259.2 million, the aggregate underwriting fees were Cdn. $18.2 million and the net proceeds to the Corporation were Cdn. $241.0 million.

                             APPOINTMENT OF AUDITORS

          Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation to hold office until the next annual meeting of Shareholders and the authorization of the Board of Directors to fix the remuneration of the auditors. KPMG LLP have been the Corporation's external auditors since March 1999. Representatives of KPMG LLP are expected to be present at the Meeting and to be available to respond to appropriate questions and to make statements as they desire. These resolutions require the approval of a majority of the votes cast in person or by proxy by the Shareholders who vote in respect of the resolutions at the Meeting.

                              SHAREHOLDER PROPOSALS

          Proposals of resolutions by Shareholders intended to be presented at the 2001 annual meeting of Shareholders must be received for inclusion in the Corporation's management information circular for such meeting by Monday, April 2, 2001. Shareholders submitting such proposals are requested to address them to 724 Solutions Inc., Suite 702, 4101 Yonge Street, Toronto, Ontario M2P 1N6, attention: Secretary.

                        AVAILABILITY OF CERTAIN DOCUMENTS

          The Corporation will provide to any person, upon written request at any time:

          (i) one copy of the Annual Information Form of the Corporation together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

          (ii) one copy of the comparative financial statements of the Corporation for its most recently completed fiscal year together with the accompanying report of the auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed fiscal year; and

          (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors,

provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Corporation. Written requests for a copy of the above-noted documents should be directed to 724 Solutions Inc., Suite 702, 4101 Yonge Street, Toronto, Ontario M2P 1N6, attention: Ray McManus, Director, Public Relations and Investor Relations.


                         APPROVAL BY BOARD OF DIRECTORS

          The undersigned, the President, General Counsel and Secretary, certifies that the Board of Directors of the Corporation has approved the contents and sending of this Management Information Circular.


DATED the 25th day of April, 2000      By Order of the Board of Directors



                                       /s/ Christopher Erickson
                                       ------------------------
                                       CHRISTOPHER ERICKSON
                                       President, General Counsel and Secretary

                                  SCHEDULE "A"

                    TEXT OF THE SPECIAL RESOLUTION CONCERNING
                 AN AMENDMENT TO THE ARTICLES OF THE CORPORATION
                   TO INCREASE THE MINIMUM NUMBER OF DIRECTORS


"BE IT RESOLVED as a special resolution that:


1. The Articles of the Corporation be amended by changing the number of directors from a minimum of 1 and a maximum of 20 directors to a minimum of 3 and a maximum of 20 directors.

2. Any officer or director of the Corporation be and is hereby authorized and directed to execute, under the corporate seal or otherwise, and to deliver all documents and to do all things necessary or desirable to effect such amendment, including the execution and delivery to the Ministry of Consumer and Commercial Relations (Ontario) of Articles of Amendment for such purpose."

                                  SCHEDULE "B"

                    TEXT OF THE SPECIAL RESOLUTION REGARDING
                  THE DETERMINATION OF THE NUMBER OF DIRECTORS



"BE IT RESOLVED as a special resolution that:

1. The number of directors of the Corporation and the number of directors to be elected at this annual and special meeting of shareholders shall be 12; and

2. The directors of the Corporation are empowered to determine from time to time the number of directors of the Corporation between the minimum and the maximum number of directors set out in the Articles of the Corporation, such determination to be made by resolution of the Board of Directors".